November 13, 2007

Mail Stop 6010

Edwin A. Reilly
Chief Executive Officer
Andover Medical, Inc.
510 Turnpike Street, Ste. 204
North Andover, Massachusetts 01845

> **Re: Andover Medical, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed November 2, 2007**
> **File No. 333-142387**

Dear Mr. Reilly:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Debt Covenants, page 22

1.   Please revise to disclose whether you are in compliance with the required covenant of Adjusted EBITDA divided by total debt service greater than 1.2 to 1.

Financial Statements

General

2.   Please update the financial statements as required by Item 310 of Regulation S-B.

Note (2)(B) Revenue Recognition, page F-6

Revenue Recognition, page 20

3.   Please revise to clarify that the adjustments to amounts originally recorded for third party billing arrangements have not historically been material as indicated in your response to prior comment 4. In addition, disclose how you undertake the systematic process to ensure that sales are recorded at net realizable value as indicated in your response.

Note 4. Goodwill and Intangible Assets, page F-15

4.   We note that you re-stated your June 30, 2007 interim period to revise the value of goodwill and intangible assets and change the useful life of these assets. You have also revised your accounting for health insurance contracts. Please revise to clearly label your financial statements "restated" and provide the disclosures required by SFAS 154. Your disclosure should discuss the specific changes and restatement adjustments along with any significant assumptions and inputs that were used to arrive at the restated amounts. Also, you should clearly address reasons for changes in the useful life assigned the acquired assets. The basis for the 18 year life for health insurance contracts should be clearly disclosed.

5.   Please revise to provide the disclosure of how you valued the health insurance contracts similar to your response to our prior comment number 8.

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Elliot H. Lutzker, Phillips Nizer LLP